SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 4 - Final Amendment)

TTI TEAM TELECOM INTERNATIONAL LTD.
(Name of Subject Company (Issuer))

TEAM SOFTWARE INDUSTRIES LTD.
 (Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 0.50 PER SHARE
(Title of Class of Securities)

M88258104
(CUSIP Number of Class of Securities)
Shlomo Eisenberg
Chairman of the Board of Directors
Team Software Industries Ltd.
7 Martin Gehl Street
Kiryat Aryeh, Petach Tikva 49512, Israel
(972-3) 926-9700
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Dov Schwell, Esq. Jonathan Rochwarger, Esq. McDermott, Will & Emery 50 Rockefeller Plaza New York, New York 212-547-5382	Adam M. Klein, Adv. Goldfarb, Levy, Eran & Co. 2 Ibn Gvirol Street Tel Aviv 64077, Israel (972) 3-608-9999

CALCULATION OF FILING FEE

Transaction Valuation* $3,900,000.00	Amount of Filing Fee** $359.00
*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase 650,000 ordinary shares of TTI Team Telecom International Ltd. at a purchase price of $6.00 cash per share.

**	Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended. This amount has previously been paid.

|_|	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None. Filing Party: Not Applicable.	Form or Registration No.: Not Applicable. Date Filed: Not Applicable.
|_|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

|X|	third-party tender offer subject to Rule 14d-1

|_|	issuer tender offer subject to Rule 13e-4

|_|	going-private transaction subject to Rule 13e-3

|_|	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

             This Amendment No. 4 (this "Amendment"), the final amendment, amends and supplements the Tender Offer Statement on Schedule TO originally filed by Team Software Industries Ltd., an Israeli corporation (the "Purchaser"), with the Securities and Exchange Commission on February 7, 2003, and amended on February 27, 2003, March 11, 2003 and on March 17, 2003 (as amended, the "Schedule TO"), relating to the offer by the Purchaser to purchase 650,000 outstanding ordinary shares, par value NIS 0.50 per share (the "Shares"), of TTI Team Telecom International Ltd., an Israeli corporation ("TTI"), at $6.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

             The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby incorporated by reference herein in response to all of the items in this Amendment except as otherwise set forth below.

ITEMS 1 THROUGH 9 AND 11

             Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

             "On March 24, 2003, the Purchaser issued a press release announcing an adjustment to the final results and proration factor for the Offer."

             On March 24, 2003, Team Software issued a press release announcing an adjustment to the final results of the Offer and the proration factor, a copy of which is filed as Exhibit (a)(8) hereto and is incorporated herein by reference.

ITEM 12 EXHIBITS

Item 12 of the Schedule TO is hereby amended by adding thereto the following:

(a)(8) Text of Press Release issued by the Purchaser on March 24, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEAM SOFTWARE INDUSTRIES LTD. By: /s/ Shlomo Eisenberg —————————————— Shlomo Eisenberg Chairman of the Board of Directors

Dated: March 24, 2003

Exhibit (a)(8)